SS 2/16/06

SECURI 06001832 N

Rec 1/24/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AB 2/27/06

REPORT FOR THE PERIOD BEGINNING 11/27/04 (MM/DD/YY) AND ENDING 11/25/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLK-Hull Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad St.
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gaetano Spatafora (212) 357-7412
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CK 3/10/06

OATH OR AFFIRMATION

I, Gaetano Spatafora ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLK-Hull Derivatives LLC , as of November 25 , 2005 , are true and correct. I further swear (or affirm) that neither the firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gaetano Spatafora
Signature

Chief Financial Officer
Title

Patricia E. Knudsen
Notary Public, State of New York
No. 01KN4728055
Commission Expires May 30, 2007

Patricia E. Knudsen
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLK-HULL DERIVATIVES LLC

Statement of Financial Condition
as of November 25, 2005

CONFIDENTIAL

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
SLK-Hull Derivatives LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SLK-Hull Derivatives LLC (the "Firm") at November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 20, 2006

SLK-HULL DERIVATIVES LLC

STATEMENT OF FINANCIAL CONDITION

As of November 25, 2005
(in thousands)

Assets	
Cash	$ 500
Receivables from clearing broker	901,428
Financial instruments owned, at fair value	3,134,974
Other assets	22,487
Total assets	$ 4,059,389
Liabilities and member's equity	
Financial instruments sold, but not yet purchased, at fair value	$ 3,862,219
Other liabilities and accrued expenses	31,152
Contingencies	
Subordinated borrowings	135,000
Member's equity	31,018
Total liabilities and member's equity	$ 4,059,389

The accompanying notes are an integral part of this financial statement.

Note 1. Description of Business

SLK-Hull Derivatives LLC (the firm) is a U.S. registered broker-dealer with the Securities and Exchange Commission (SEC). The firm operates as a market-maker and trader on various securities exchanges. The firm's sole and managing member is The Hull Group, LLC (Hull Group), which is an indirectly wholly owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation.

Note 2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements and the provision for potential losses that may arise from litigation and regulatory proceedings. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2005 refer to the firm's fiscal year ended or the date, as the context requires, November 25, 2005.

Financial Instruments

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the statement of financial condition on a trade-date basis and consist of financial instruments carried at fair value or amounts that approximate fair value, with related unrealized gains or losses recognized in the statements of earnings. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates its financial instruments into two categories — cash (i.e., non-derivative) trading instruments and derivative contracts.

- **Cash Trading Instruments.** Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency.

  Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

- **Derivative Contracts.** Fair values of the firm's derivative contracts consist of exchange-traded derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices.

When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The carrying value of the firm's exchange memberships as of November 25, 2005 totaled $18.9 million and is included in "Other assets" in the statement of financial condition.

Income Taxes

The firm is treated as a partnership for tax purposes. The tax effects of the firm's activities accrue directly to its member.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2005	
	Assets	**Liabilities**
Equities	$ 1,024,645	$ 2,542,704
Exchange traded derivative contracts	2,110,329	1,319,515
Total	$ 3,134,974	$ 3,862,219

Derivative Activities

Derivative contracts are instruments, such as futures or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities for market making, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives.

Note 4. Transactions with Related Parties

Clearing Arrangements

The firm utilizes an affiliate as its clearing broker for all trading activity. As of November 2005, the firm had a receivable of $901.4 million due from its affiliated clearing broker.

Subordinated Borrowings

As of November 2005, the firm has borrowed $50 million from Hull Group under a Subordinated Loan Agreement, which matures on August 27, 2007. Amounts borrowed by the firm bear interest at a rate of three-month LIBOR plus 150 basis points per annum.

The firm also has a $200 million Subordinated Revolving Credit Agreement with Group Inc., which matures on April 1, 2007. As of November 2005, $85 million was drawn down under this agreement. Amounts borrowed under this Subordinated Revolving Credit Agreement bear interest at a rate of three-month LIBOR plus 75 basis points per annum. The carrying value of this borrowing approximates fair value.

All of the above subordinated liabilities are included in the firm's regulatory capital and can be repaid only if, after giving effect to such repayment, the firm meets the applicable regulatory capital requirements.

Other

Other liabilities include $25.9 million payable to Hull Group for service fees and amounts borrowed to finance the daily trading activities. In addition, the firm had $0.4 million payable to other affiliates related to the normal operation of its business.

Note 5. Contingencies

The firm is involved in a number of judicial and regulatory proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Note 6. Net Capital Requirement

The firm is a registered U.S. broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2005, the firm had regulatory net capital, as defined, of $138.7 million, which exceeded the amount required by $138.5 million.

The firm has entered into a clearing agreement to clear all of its securities transactions through an affiliated clearing broker. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of an Introducing Broker (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its capital computations.